United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-87970-05

NISSAN AUTO RECEIVABLES CORPORATION II ON BEHALF OF

NISSAN AUTO RECEIVABLES 2004-A OWNER TRUST

(Exact name of registrant as specified in its charter)

990 West 190th Street, Torrance, California 90502, (310) 719-8583

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

1.07000% Asset Backed Notes, Class A-1; 1.40000% Asset Backed Notes, Class A-2;

2.01000% Asset Backed Notes, Class A-3; 2.76000% Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date: 67*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Auto Receivables Corporation II on behalf of Nissan Auto Receivables 2004-A Owner Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NISSAN AUTO RECEIVABLES 2004-A OWNER TRUST

By: Nissan Auto Receivables Corporation II

Dated: April 27, 2004

By: ___________________________

Name: Joji Tagawa

Title: Treasurer

* Includes each participant in The Depository Trust Company ("DTC") holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.